Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Second Quarter 2023 Earnings

MACAU, Aug. 01, 2023 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2023.

Total operating revenues for the second quarter of 2023 were US$115.2 million, compared with total operating revenues of negative US$1.9 million in the second quarter of 2022. The change was primarily attributable to the relaxation of COVID-19 related restrictions in Macau in January 2023 and the openings of the Epic Tower and indoor waterpark in April 2023, as well as the launch of residency concerts in the same month, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$214.5 million and US$34.6 million for the second quarters of 2023 and 2022, respectively.

Studio City Casino’s rolling chip volume was US$789.5 million in the second quarter of 2023 versus US$104.1 million in the second quarter of 2022. The rolling chip win rate was 1.43% in the second quarter of 2023 versus 5.33% in the second quarter of 2022. The expected rolling chip win rate range is 2.85%- 3.15%.

Mass market table games drop increased to US$716.6 million in the second quarter of 2023, compared with US$93.2 million in the second quarter of 2022. The mass market table games hold percentage was 25.5% in the second quarter of 2023, compared with 25.7% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$595.4 million, compared with US$201.7 million in the second quarter of 2022. The gaming machine win rate was 3.4% in the second quarter of 2023, compared with 2.5% in the second quarter of 2022.

Revenue from casino contract was US$31.2 million for the second quarter of 2023, compared with revenue from casino contract of negative US$17.4 million for the second quarter of 2022. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$183.3 million and US$52.0 million in the second quarters of 2023 and 2022, respectively.

Total non-gaming revenues at Studio City for the second quarter of 2023 were US$84.0 million, compared with US$15.5 million for the second quarter of 2022.

Operating loss for the second quarter of 2023 was US$18.7 million, compared with operating loss of US$72.8 million in the second quarter of 2022.

Studio City generated Adjusted EBITDA(1) of US$29.1 million in the second quarter of 2023, compared with negative Adjusted EBITDA of US$40.2 million in the second quarter of 2022. The change was mainly attributable to the increase in revenue from casino contract and higher non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2023 was US$48.5 million, compared with net loss attributable to Studio City International Holdings Limited of US$85.6 million in the second quarter of 2022. The net loss attributable to participation interest was US$4.6 million and US$8.1 million in the second quarters of 2023 and 2022, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2023 were US$34.5 million, which mainly included interest expenses of US$36.3 million, partially offset by interest income of US$2.8 million.

Depreciation and amortization costs of US$42.7 million were recorded in the second quarter of 2023, of which US$0.8 million was related to the amortization expense for the land use right.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2023 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco”) dated August 1, 2023 (“Melco’s earnings release”) is US$12.1 million more than the Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2023 aggregated to US$401.5 million (December 31, 2022: US$509.7 million), including US$0.1 million of restricted cash (December 31, 2022: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the second quarter of 2023 was US$2.44 billion (December 31, 2022: US$2.43 billion).

Capital expenditures for the second quarter of 2023 were US$5.7 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs and property charges and other, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating revenues:
Revenue from casino contract	$31,208	$(17,366)	$49,932	$(26,005)
Rooms	26,376	3,764	39,272	10,039
Food and beverage	14,051	3,862	23,316	9,346
Entertainment	32,361	205	34,038	304
Services fee	8,059	5,463	14,262	11,182
Mall	2,502	1,851	4,638	4,554
Retail and other	677	333	1,243	684

Total operating revenues	115,234	(1,888)	166,701	10,104

Operating costs and expenses:
Costs related to casino contract	(7,109)	(6,218)	(13,968)	(12,242)
Rooms	(6,503)	(2,643)	(9,905)	(5,592)
Food and beverage	(12,530)	(5,905)	(20,770)	(13,079)
Entertainment	(30,089)	(611)	(31,482)	(1,168)
Mall	(1,112)	(1,106)	(1,488)	(2,062)
Retail and other	(581)	(256)	(954)	(631)
General and administrative	(28,226)	(21,547)	(49,961)	(42,177)
Pre-opening costs	(4,833)	(604)	(9,997)	(946)
Amortization of land use right	(824)	(824)	(1,648)	(1,651)
Depreciation and amortization	(41,885)	(30,836)	(71,632)	(61,825)
Property charges and other	(193)	(358)	(483)	(3,421)

Total operating costs and expenses	(133,885)	(70,908)	(212,288)	(144,794)

Operating loss	(18,651)	(72,796)	(45,587)	(134,690)

Non-operating income (expenses):
Interest income	2,798	1,425	5,352	1,729
Interest expenses, net of amounts capitalized	(36,345)	(24,443)	(57,444)	(47,249)
Other financing costs	(103)	(104)	(206)	(207)
Foreign exchange (losses) gains, net	(746)	2,101	3,213	6,240
Other expenses, net	(62)	—	(61)	—

Total non-operating expenses, net	(34,458)	(21,021)	(49,146)	(39,487)

Loss before income tax	(53,109)	(93,817)	(94,733)	(174,177)
Income tax benefit (expense)	46	119	66	(494)

Net loss	(53,063)	(93,698)	(94,667)	(174,671)
Net loss attributable to participation interest	4,565	8,061	8,144	18,801

Net loss attributable to Studio City International Holdings Limited	$(48,498)	$(85,637)	$(86,523)	$(155,870)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.063)	$(0.111)	$(0.112)	$(0.240)

Diluted	$(0.063)	$(0.111)	$(0.112)	$(0.242)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.252)	$(0.445)	$(0.449)	$(0.959)

Diluted	$(0.252)	$(0.445)	$(0.449)	$(0.967)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	770,352,700	770,352,700	649,822,535

Diluted	770,352,700	770,352,700	770,352,700	722,334,295

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$401,336	$509,523
Accounts receivable	1,081	263
Receivables from affiliated companies	25,460	221
Inventories	5,452	5,121
Prepaid expenses and other current assets	18,595	38,721

Total current assets	451,924	553,849

Property and equipment, net	2,828,007	2,868,064
Intangible assets, net	686	1,373
Long-term prepayments, deposits and other assets	57,485	48,325
Restricted cash	129	130
Operating lease right-of-use assets	11,606	13,136
Land use right, net	106,591	108,645

Total assets	$3,456,428	$3,593,522

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$2,165	$501
Accrued expenses and other current liabilities	168,172	165,688
Income tax payable	4	22
Payables to affiliated companies	67,929	81,178

Total current liabilities	238,270	247,389

Long-term debt, net	2,436,125	2,434,476
Other long-term liabilities	2,559	21,631
Deferred tax liabilities, net	329	382
Operating lease liabilities, non-current	11,742	13,499

Total liabilities	2,689,025	2,717,377

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive losses	(24,535)	(11,671)
Accumulated losses	(1,751,689)	(1,665,166)

Total shareholders’ equity	701,219	800,606

Participation interest	66,184	75,539

Total shareholders’ equity and participation interest	767,403	876,145

Total liabilities, shareholders’ equity and participation interest	$3,456,428	$3,593,522

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net loss attributable to Studio City International Holdings Limited	$(48,498)	$(85,637)	$(86,523)	$(155,870)
Pre-opening costs	4,833	604	9,997	946
Property charges and other	193	358	483	3,421
Participation interest impact on adjustments	(433)	(83)	(902)	(613)

Adjusted net loss attributable to Studio City International Holdings Limited	$(43,905)	$(84,758)	$(76,945)	$(152,116)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.057)	$(0.110)	$(0.100)	$(0.234)

Diluted	$(0.057)	$(0.110)	$(0.100)	$(0.236)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.228)	$(0.440)	$(0.400)	$(0.936)

Diluted	$(0.228)	$(0.440)	$(0.400)	$(0.943)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	770,352,700	770,352,700	649,822,535

Diluted	770,352,700	770,352,700	770,352,700	722,334,295

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating loss	$(18,651)	$(72,796)	$(45,587)	$(134,690)
Pre-opening costs	4,833	604	9,997	946
Depreciation and amortization	42,709	31,660	73,280	63,476
Property charges and other	193	358	483	3,421

Adjusted EBITDA	$29,084	$(40,174)	$38,173	$(66,847)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Net loss attributable to Studio City International Holdings Limited	$(48,498)	$(85,637)	$(86,523)	$(155,870)
Net loss attributable to participation interest	(4,565)	(8,061)	(8,144)	(18,801)

Net loss	(53,063)	(93,698)	(94,667)	(174,671)
Income tax (benefit) expense	(46)	(119)	(66)	494
Interest and other non-operating expenses, net	34,458	21,021	49,146	39,487
Depreciation and amortization	42,709	31,660	73,280	63,476
Property charges and other	193	358	483	3,421
Pre-opening costs	4,833	604	9,997	946

Adjusted EBITDA	$29,084	$(40,174)	$38,173	$(66,847)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Room Statistics(3):
Average daily rate (4)	$153	$103	$134	$117
Occupancy per available room	91%	24%	85%	28%
Revenue per available room (5)	$140	$24	$114	$33

Other Information(6):
Average number of table games	246	277	246	277
Average number of gaming machines	662	717	670	715
Table games win per unit per day (7)	$8,683	$1,172	$7,289	$1,944
Gaming machines win per unit per day (8)	$333	$78	$302	$94

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis